

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

September 8, 2008

<u>via U.S. mail and facsimile</u>

Yanbin Guo, President
Envirosafe Corporation
8/F, Tower B, National Software Industry Zone
Gao Tang Xin Jian Zone, Tian He District
Guangzhou, P.R. China 510663

> **RE: Envirosafe Corporation**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed April 11, 2008**
> **Forms 10-Q for the Fiscal Quarter Ended March 31, 2008 and**
> **June 30, 2008**
> **File No. 0-52407**

Dear Mr. Guo:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief